EXHIBIT 99.3

Talisman Energy Inc.
Consolidated Financial Ratios
September 30, 2011
(unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities, and are based on the Company's Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12 month period ended September 30, 2011.

Interest coverage (times)
Income1	10.18
Income from continuing operations2	10.18

1	Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.
2	Income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.